International Commercial Television Inc. (A United States publicly traded company)

January 19, 2011

William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	International Commercial Television, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2009
Filed June 22, 2010
File No. 0-49638

Dear Mr. Thompson:

We are in receipt of your comment letter dated December 17, 2010 regarding the above filing.  Our responses to your comments are noted below.

Item 9A.  Controls and Procedures, page 20
Management’s Annual Report on Internal Control over Financial Reporting, page 21

1.   Please tell us why you do not provide a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting in management’s annual report on internal control over financial reporting as required by Item 308T(a) of Regulation S-K.

The framework used by management to evaluate the effectiveness of our internal control over financial reporting was the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This framework was referenced under “Disclosure Controls and Procedures,” rather than under “Internal Control over Financial Reporting.”  We will correct the location of this reference in the future.

Changes in internal control over financial reporting, page 22

2.   Please note that Item 308(T)(b) of Regulation S-K requires disclosure of any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.   Please tell us why you believe your disclosure complies with Item 308(T) of Regulation S-K.

International Commercial Television Inc. (A United States publicly traded company)

There were no changes in our internal control over financial reporting that occurred during the last fiscal quarter of 2009.   We will disclose any changes that occurred during the last fiscal quarter of 2010 in our upcoming form 10-K for the fiscal year ended 2010.

Item 14.  Principal Accountant Fees and Services, page 25

3.   Please tell us whether your principal accountants billed any fees for (i) assurance and related services reasonably related to the performance of the audit or review of your financial statements, (ii) professional services rendered for tax compliance, tax advice, and tax planning or (iii) other fees which should be disclosed pursuant to paragraphs (2), (3) and (4) of Item 14 of Form 10-K.

All fees billed during 2009 by our principal accountant related to assurance services in connection with the performance of the audit and reviews of our financial statements.

Exhibits, page 25

4.   Please provide the exhibits required by Item 601 of Regulation S-K.   For example, please file your articles of incorporation, bylaws and other instruments defining the rights of security holders and material contracts and agreements disclosed throughout the document, such as license agreements and stock purchase agreements.

All exhibits required by Item 601 of Regulation S-K have been previously filed.  We will incorporate these filings by reference beginning with our upcoming Form 10-K and will file any new exhibits as required.

Consolidated Financial Statements

Note 6 – Capital Transactions, page F-16

5.   Please tell us whether the warrants issued in connection with the 2007 private placement as well as other outstanding warrants contain anti-dilution provisions similar to the anti-dilution provisions contained in the 2007 stock purchase agreement.   If so, please refer to ASC 815-40-15 (and more specifically to ASC 815-40-15-7D through 815-40-15-7F and ASC 815-40-55-33 through 815-40-55-34) and explain to us how you evaluated the anti-dilution provisions in determining whether or not the warrants are indexed to your stock and qualify for the first part of the scope exception in ASC 815-10-15-7(a).

None of our outstanding warrants, including those issued in the 2007 private placement, include anti-dilution clauses similar to those included in the 2007 Securities Purchase Agreement.

International Commercial Television Inc. (A United States publicly traded company)

As requested in your comment letter, this letter acknowledges our understanding that:

-           the Company is responsible for the adequacy and accuracy of the disclosure in the above filing

-           Commission staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing

-           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard Ransom

Chief Financial Officer